Filed pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated January 5, 2022 to Prospectus dated June 26, 2020

Registration No. 333-239472

VIRGINIA ELECTRIC AND POWER COMPANY

FINAL TERM SHEET

January 5, 2022

	2022 Series A 2.40% Senior Notes due 2032	2021 Series B 2.95% Senior Notes due 2051
Principal Amount:	$600,000,000	$400,000,000 (Reopening of notes issued on November 22, 2021)

Expected Ratings* (Moody’s/S&P/Fitch):	A2 (stable outlook) / BBB+ (positive outlook) / A (stable outlook)	A2 (stable outlook) / BBB+ (positive outlook) / A (stable outlook)

Trade Date:	January 5, 2022	January 5, 2022

Settlement Date (T+6)**:	January 13, 2022	January 13, 2022

Final Maturity Date:	March 30, 2032	November 15, 2051

Interest Payment Dates:	March 30 and September 30	May 15 and November 15

First Interest Payment Date:	September 30, 2022	May 15, 2022

Optional Redemption:	Make Whole Call at T+15 bps prior to December 30, 2031; Par Call on or after December 30, 2031	Make Whole Call at T+15 bps prior to May 15, 2051; Par Call on or after May 15, 2051

Benchmark Treasury:	1.375% due November 15, 2031	2.00% due August 15, 2051

Benchmark Treasury Yield:	1.709%	2.105%

Spread to Benchmark Treasury:	+70 bps	+98 bps

Reoffer Yield:	2.409%	3.085%

Coupon:	2.40%	2.95%

Price to Public:	99.915%	97.377% of the principal amount, plus accrued interest from, and including, November 22, 2021 to, but excluding, January 13, 2022. The total amount of accrued interest on January 13, 2022 will be $1,671,666.67.

Proceeds to the Company Before Expenses and Accrued Interest:	99.265% of the principal amount	96.502% of the principal amount

CUSIP/ISIN:	927804 GG3/US927804GG32	927804 GF5/US927804GF58

Joint Book-Running Managers:	Morgan Stanley & Co. LLC, PNC Capital Markets LLC, RBC Capital Markets, LLC, Scotia Capital (USA) Inc., TD Securities (USA) LLC and Truist Securities, Inc.

Co-Managers:	KeyBanc Capital Markets Inc., Regions Securities LLC, Academy Securities, Inc. and Loop Capital Markets LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC, including the preliminary prospectus supplement dated January 5, 2022, for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request them by calling:

Morgan Stanley & Co. LLC	1-866-718-1649 (toll-free)
PNC Capital Markets LLC	1-855-881-0697 (toll-free)
RBC Capital Markets, LLC	1-866-375-6829 (toll free)
Scotia Capital (USA) Inc.	1-800-372-3930 (toll-free)
TD Securities (USA) LLC	1-855-495-9846 (toll-free)
Truist Securities, Inc.	1-800-685-4786 (toll-free)

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**

We expect that delivery of the Senior Notes will be made against payment for the Senior Notes on the Settlement Date, which will be the sixth business day following the date of this final term sheet (this settlement cycle being referred to as “T+6”). Under Rule 15c6-1 of the SEC under the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade Senior Notes on the date of this final term sheet or the next succeeding three business days will be required, by virtue of the fact that the Senior Notes initially will settle in T+6, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.